United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Parauapebas, Pará, Brazil

Interim Financial Statements

March 31, 2025

(A free translation of the original in Portuguese)

VALE

2

Report on review of parent company and consolidated interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying interim statement of financial position of Vale S.A. ("Company") as at March 31, 2025 and the related interim statements of income , comprehensive income, changes in equity and cash flows for the three-month period then ended, as well as the accompanying consolidated interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at March 31, 2025 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including notes to the interim financial statements.

Management is responsible for the preparation and fair presentation of these parent company and consolidated interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Vale S.A. and of Vale S.A. and its subsidiaries as at March 31,

2025, and the parent company financial performance and its cash flows for the three-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the three-month period then ended, in accordance with CPC 21 and IAS 34.

3

Other matters

Statements of value added

The interim financial statements referred to above include the parent company and consolidated value added interim statement for the three-month period ended March 31, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information. These statements have been subjected to review procedures performed together with the review of the interim financial statements for the purpose concluding whether they are reconciled with the interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated interim financial statements taken as a whole.

Rio de Janeiro, April 24, 2025

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

4

Interim Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated		Parent Company
		Three-month period ended March 31,		Three-month period ended March 31,
	Notes	2025	2024	2025	2024
Net operating revenue	4(b)	47,411	41,891	28,157	35,198
Cost of goods sold and services rendered	5(a)	(31,811)	(26,594)	(15,446)	(15,504)
Gross profit		15,600	15,297	12,711	19,694

Operating expenses
Selling and administrative	5(b)	(845)	(696)	(413)	(341)
Research and development		(719)	(772)	(427)	(404)
Pre-operating and operational stoppage	25	(523)	(456)	(496)	(441)
Equity results and others results from subsidiaries	5(c)	–	–	2,089	(1,274)
Other operating revenues (expenses), net	5(c)	(1,513)	(1,239)	(1,271)	(951)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(1,456)	(28)	(1,289)	39
Operating income		10,544	12,106	10,904	16,322

Financial income	6	678	538	373	230
Financial expenses	6	(2,230)	(1,681)	(2,038)	(1,960)
Other financial items, net	6	2,734	(1,036)	2,974	(340)
Equity results and other results in associates and joint ventures	14 and 24	342	620	342	620
Income before income taxes		12,068	10,547	12,555	14,872

Income taxes	7	(3,895)	(2,215)	(4,391)	(6,581)

Net income		8,173	8,332	8,164	8,291
Net income attributable to noncontrolling interests		9	41	–	–
Net income attributable to Vale S.A.'s shareholders		8,164	8,291	8,164	8,291

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders	8
Common share (R$)		1.91	1.93	1.91	1.93

The accompanying notes are an integral part of these interim financial statements.

5

Interim Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2025	2024	2025	2024
Net income		8,173	8,332	8,164	8,291
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(25)	198	(16)	(10)
Equity interests in other comprehensive income of subsidiaries				(9)	208
		(25)	198	(25)	198
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(5,070)	1,097	(4,749)	872
Net investment hedge	18(a.iv)	1,020	(277)	1,020	(277)
Reclassification of cumulative translation adjustment to income statement		55	254	55	254
		(3,995)	1,074	(3,674)	849
Comprehensive income		4,153	9,604	4,465	9,338

Comprehensive income attributable to noncontrolling interests		(312)	266
Comprehensive income attributable to Vale S.A.'s shareholders		4,465	9,338

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

6

Interim Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Three-month period ended March 31,
	Notes	2025	2024	2025	2024
Cash flow from operations	9(a)	14,775	22,299	21,930	26,217
Interest on loans and borrowings paid	9(b)	(1,413)	(923)	(2,065)	(1,822)
Cash received on settlement of derivatives, net	18(d)	771	211	791	204
Payments related to the Brumadinho event	23	(490)	(669)	(490)	(669)
Payments related to de-characterization of dams	25	(461)	(591)	(461)	(591)
Income taxes (including settlement program) paid		(3,456)	(2,505)	(2,873)	(2,220)
Net cash generated by operating activities		9,726	17,822	16,832	21,119

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(7,360)	(6,906)	(5,708)	(5,053)
Payments related to the Samarco dam failure	24	(950)	(425)	(950)	(425)
Dividends received from associates and joint ventures		113	13	–	13
Short-term investment		154	(212)	35	(409)
Other investing activities, net		7	12	(373)	(65)
Net cash used in investing activities		(8,036)	(7,518)	(6,996)	(5,939)

Cash flow from financing activities:
Loans and borrowings from third parties	9(b)	9,349	4,326	–	1,802
Payments of loans and borrowings to third parties	9(b)	(5,482)	(303)	(1,043)	(253)
Payments of leasing	22	(174)	(205)	(32)	(25)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(11,365)	(11,722)	(11,365)	(11,722)
Shares buyback program	28(c)	–	(1,357)	–	(727)
Net cash used in financing activities		(7,672)	(9,261)	(12,440)	(10,925)

Net increase (decrease) in cash and cash equivalents		(5,982)	1,043	(2,604)	4,255
Cash and cash equivalents in the beginning of the period		30,671	17,474	9,084	4,193
Effect of exchange rate changes on cash and cash equivalents		(1,388)	418	–	—
Effect of transfer the Energy Assets to non-current assets held for sale	15(a)	(658)	—	–	—
Cash and cash equivalents from subsidiaries acquired, net		67	—	–	—
Cash and cash equivalents at end of the period		22,710	18,935	6,480	8,448

The accompanying notes are an integral part of these interim financial statements.

7

Interim Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	21	22,710	30,671	6,480	9,084
Short-term investments	21	249	331	12	12
Accounts receivable	10	12,310	14,600	17,565	28,663
Other financial assets	13	1,593	331	1,488	194
Inventories	11	28,246	28,513	8,408	7,975
Recoverable taxes	7(e)	6,277	6,811	4,474	4,933
Other		2,077	2,219	2,092	2,005
		73,462	83,476	40,519	52,866
Non-current assets held for sale	15(a)	10,880	–	6,984	–
		84,342	83,476	47,503	52,866
Non-current assets
Judicial deposits	26(c)	3,330	3,326	3,219	3,208
Other financial assets	13	1,498	1,429	403	179
Recoverable taxes	7(e)	7,929	8,030	5,581	5,580
Deferred income taxes	7(b)	47,715	51,050	39,668	43,241
Other		8,442	8,157	5,530	4,997
		68,914	71,992	54,401	57,205

Investments	14	26,560	28,158	141,543	152,740
Intangibles	16	58,466	65,105	41,738	41,693
Property, plant, and equipment	17	240,790	247,594	151,383	150,812
		394,730	412,849	389,065	402,450
Total assets		479,072	496,325	436,568	455,316

Liabilities
Current liabilities
Suppliers and contractors	12	25,282	26,217	15,839	15,286
Loans and borrowings	21	3,487	6,316	820	819
Leases	22	1,009	907	438	367
Other financial liabilities	13	7,836	9,555	20,406	22,144
Taxes payable	7(e)	3,739	3,559	2,452	1,948
Settlement program ("REFIS")	7(c)	2,216	2,184	2,216	2,184
Liabilities related to Brumadinho	23	5,030	4,420	5,030	4,420
Liabilities related to associates and joint ventures	24	11,076	11,421	11,076	11,421
De-characterization of dams and asset retirement obligations	25	5,377	5,160	4,897	4,451
Provisions for litigation	26(a)	897	736	897	736
Employee benefits	27	3,810	6,266	2,312	3,925
Dividends payable		–	2,046	–	2,046
Other		2,226	2,268	3,124	2,718
		71,985	81,055	69,507	72,465
Liabilities associated with non-current assets held for sale	15(a)	4,011	–	180	–
		75,996	81,055	69,687	72,465
Non-current liabilities
Loans and borrowings	21	85,026	85,282	27,639	30,164
Leases	22	3,472	3,507	1,307	956
Participative shareholders' debentures	20	13,493	13,727	13,493	13,727
Other financial liabilities	13	12,787	14,533	66,638	73,152
Settlement program ("REFIS")	7(c)	5,770	6,234	5,770	6,234
Deferred income taxes	7(b)	1,008	2,757	–	–
Liabilities related to Brumadinho	23	7,214	7,778	7,214	7,778
Liabilities related to associates and joint ventures	24	10,954	11,261	10,954	11,261
De-characterization of dams and asset retirement obligations	25	29,651	30,529	18,123	18,870
Provisions for litigation	26(a)	5,441	5,536	5,151	5,088
Employee benefits	27	6,634	6,925	2,240	2,205
Streaming transactions		11,072	11,651	–	–
Other		1,837	1,830	6,270	6,644
		194,359	201,550	164,799	176,079
Total liabilities		270,355	282,605	234,486	248,544

Equity	28
Equity attributable to Vale S.A.'s shareholders		202,082	206,772	202,082	206,772
Equity attributable to noncontrolling interests		6,635	6,948	–	–
Total equity		208,717	213,720	202,082	206,772
Total liabilities and equity		479,072	496,325	436,568	455,316

The accompanying notes are an integral part of these interim financial statements.

8

Interim Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		77,300	3,634	114,889	-19,785	-432	31,166	–	206,772	6,948	213,720
Net income		–	–	–	–	–	–	8,164	8,164	9	8,173
Other comprehensive income		–	–	–	–	(105)	(3,594)	–	(3,699)	(321)	(4,020)
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(9,143)	–	–	–	–	(9,143)	–	(9,143)
Dividends of noncontrolling interest		–	–	–	–	–	–	–	–	(2)	(2)
Transactions with noncontrolling interests		–	–	–	–	(36)	–	–	(36)	1	(35)
Share-based payment program	27(a)	–	–	–	4	20	–	–	24	–	24
Balance as of March 31, 2025		77,300	3,634	105,746	(19,781)	(553)	27,572	8,164	202,082	6,635	208,717

Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	–	190,965	7,360	198,325
Net income		–	–	–	–	–	–	8,291	8,291	41	8,332
Other comprehensive income		–	–	–	–	219	828	–	1,047	225	1,272
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(11,722)	–	–	–	–	(11,722)	–	(11,722)
Dividends of noncontrolling interests		–	–	–	–	–	–	–	–	(1)	(1)
Shares buyback program	28(b)	–	–	–	(1,357)	–	–	–	(1,357)	–	(1,357)
Share-based payment program	27(a)	–	–	–	8	(21)	–	–	(13)	–	(13)
Balance as of March 31, 2024		77,300	3,634	94,459	(19,088)	(5,633)	28,248	8,291	187,211	7,625	194,836

The accompanying notes are an integral part of these interim financial statements.

9

Interim Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent company
	Three-month period ended March 31,
	2025	2024	2025	2024
Generation of value added
Gross revenue
Revenue from products and services	47,940	42,432	28,644	35,736
Revenue from the construction of own assets	2,099	1,790	1,735	1,597
Other revenues	286	364	197	334
Less:
Cost of products, goods and services sold	(10,563)	(8,204)	(5,624)	(5,816)
Material, energy, third-party services and other	(12,507)	(11,011)	(4,737)	(4,614)
Impairment reversal (impairment) and gain (losses) from write-off of non-current assets, net	(1,456)	(28)	(1,289)	39
Expenses related to Brumadinho event	(612)	(503)	(612)	(503)
De-characterization of dams	49	302	49	302
Other costs and expenses	(3,801)	(3,289)	(2,054)	(1,984)
Gross value added	21,435	21,853	16,309	25,091
Depreciation, amortization and depletion	(4,105)	(3,540)	(2,548)	(2,301)
Net value added	17,330	18,313	13,761	22,790

Received from third parties
Equity results	342	620	2,431	(654)
Financial result	(849)	1,278	(1,017)	1,469
Total value added to be distributed	16,823	20,211	15,175	23,605

Personnel and charges
Direct compensation	2,937	2,200	1,422	1,313
Benefits	1,119	933	848	799
FGTS	131	133	117	120
Taxes and contributions
Federal taxes	5,528	3,483	5,815	7,978
State taxes	966	1,359	984	1,107
Municipal taxes	53	91	41	73
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	(2,284)	3,268	(2,391)	3,532
Leasing	200	412	175	392
Remuneration of own capital
Reinvested net income from continuing operations	8,164	8,291	8,164	8,291
Net income attributable to noncontrolling interest	9	41	–	–
Distributed value added	16,823	20,211	15,175	23,605

The accompanying notes are an integral part of these interim financial statements.

10

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product.Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).
•	Other energy transition metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The Company´s consolidated and individual financial statements (“financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on April 24, 2025.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2025	December 31, 2024	2025	2024
US Dollar ("US$")	5.7422	6.1923	5.8522	4.9515
Canadian dollar ("CAD")	3.9937	4.3047	4.0802	3.6723
Euro ("EUR")	6.1993	6.4363	6.1608	5.3768

c) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States signed an executive order imposing tariffs on products from several countries. The program establishes individualized import tariffs per country, based on a minimum tariff of 10%. The effective date and tariff amounts vary from country to country.

New announcements have been recently disclosed, and the Company is monitoring developments. Until this date, Vale does not expect any significant direct effects on its operations.

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3. Significant events and transaction related to first quarter of 2025

•	Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança Geração de Energia S.A., including the assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant (together: "Energy Assets"), for the amount of R$4.8 billion (US$837 million). As a result, Vale classified the Energy Assets as non-current assets held for sale and recognized an impairment of R$674 (US$117 million) in the income statement. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions. Further details are presented in note 15(a) of these interim financial statements.
•	Shareholder remuneration – In February 2025, the Board of Directors approved shareholder remuneration in the amount of R$9,143 (US$1,596 million), which was paid in March 2025. Further details are presented in note 28(c) of these interim financial statements.
•	Bond issuance and repurchase – In February 2025, the Company issued bonds in the amount of R$4,324 (US$750 million) maturing in 2054. In March 2025, these proceeds were partially used to redeem bonds maturing in 2034, 2036 and 2039 in the total amount of R$1,890 (US$329 million). As a result of the early redemption, Vale paid a premium of R$254 (US$44 million), which was recorded in the income statement for the period as a financial expense. Further details are presented in note 9(b) to these interim financial statements.

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a) Adjusted EBITDA

		Three-month period ended March 31,
	Notes	2025	2024
Iron ore		13,659	12,405
Iron ore pellets		3,123	4,369
Other ferrous products and services		105	339
Iron Solutions		16,887	17,113

Nickel		225	86
Copper		3,180	1,406
Other energy transition metals		(196)	(219)
Energy Transition Metals		3,209	1,273

Other (i)		(1,907)	(1,373)

Adjusted EBITDA		18,189	17,013

Depreciation, depletion and amortization		(4,105)	(3,540)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(2,418)	(360)
EBITDA from associates and joint ventures		(1,122)	(1,007)
Operating income		10,544	12,106

Equity results and other results in associates and joint ventures	14	342	620
Financial results	6	1,182	(2,179)
Income before income taxes		12,068	10,547

(i) Includes R$140 (US$25 million) related to expenses of Vale Base Metals Limited that were not allocated to the operating segment for the three-month period ended March 31, 2025.

(ii) Includes adjustments of R$962 (US$167 million) for the three-month period ended March 31, 2025 (2024: R$332 (US$67 million)), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by shipment destination

	Three-month period ended March 31, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	21,169	—	—	21,169	538	966	39	1,543	22,712
Japan	2,599	112	1	2,712	317	—	—	317	3,029
Asia, except Japan and China	3,125	230	37	3,392	564	166	26	756	4,148
Brazil	1,452	2,204	932	4,588	135	—	31	166	4,754
United States of America	—	316	—	316	1,308	—	112	1,420	1,736
Americas, except United States and Brazil	—	282	—	282	700	—	—	700	982
Germany	481	239	—	720	827	1,132	22	1,981	2,701
Europe, except Germany	1,285	194	—	1,479	1,171	2,062	15	3,248	4,727
Middle East, Africa, and Oceania	—	2,576	—	2,576	46	—	—	46	2,622
Net operating revenue	30,111	6,153	970	37,234	5,606	4,326	245	10,177	47,411

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Three-month period ended March 31, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	18,133	—	—	18,133	354	772	—	1,126	19,259
Japan	2,578	322	2	2,902	482	—	—	482	3,384
Asia, except Japan and China	2,300	193	13	2,506	456	—	—	456	2,962
Brazil	1,630	2,578	717	4,925	38	—	14	52	4,977
United States of America	—	259	—	259	945	—	—	945	1,204
Americas, except United States and Brazil	—	600	—	600	610	301	—	911	1,511
Germany	337	174	—	511	479	627	—	1,106	1,617
Europe, except Germany	1,195	203	—	1,398	833	1,154	—	1,987	3,385
Middle East, Africa, and Oceania	33	3,518	—	3,551	41	—	—	41	3,592
Net operating revenue	26,206	7,847	732	34,785	4,238	2,854	14	7,106	41,891

(i) Includes operating revenue of China Mainland in the amount of R$22,214 (US$3,801 million) (2024: R$18,192(US$3,674 million)) and Taiwan in the amount of R$498 (US$85 million) (2024: R$1,067 (US$216 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered

	Consolidated
	Three-month period ended March 31
	2025	2024
Iron Ore	16,393	13,392
Iron Ore Pellets	3,264	3,658
Other ferrous products and services	796	550
Iron Solutions	20,453	17,600

Nickel	5,303	3,833
Copper	1,974	1,630
Other Energy Transition Metals	225	171
Energy Transition Metals	7,502	5,634

Depreciation, depletion and amortization	3,856	3,360
Cost of goods sold and services rendered	31,811	26,594

d) Assets by geographic area

	March 31, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	12,291	48,896	175,712	236,899	12,670	54,781	177,757	245,208
Canada	—	9,558	54,731	64,289	—	10,315	58,533	68,848
Americas, except Brazil and Canada	—	—	23	23	—	—	21	21
Europe	10,830	—	365	11,195	11,676	—	376	12,052
Indonesia	—	7	18	25	—	3	25	28
Asia, except Indonesia and China	—	2	3,707	3,709	—	2	4,046	4,048
China	—	—	3,328	3,328	—	1	3,647	3,648
Oman	3,439	3	2,906	6,348	3,812	3	3,189	7,004
Total	26,560	58,466	240,790	325,816	28,158	65,105	247,594	340,857

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended March 31,
	2025	2024
Services	5,963	5,106
Freight	5,921	4,648
Personnel	3,930	2,742
Depreciation, depletion and amortization	3,856	3,360
Materials	3,524	3,177
Acquisition of products	3,249	1,854
Fuel, oil and gas	1,548	1,829
Royalties	1,511	1,430
Energy	712	838
Others	1,597	1,610
Total	31,811	26,594

b) Selling and administrative expenses

	Three-month period ended March 31,
	2025	2024
Personnel	359	331
Services	155	171
Depreciation and amortization	141	49
Other	190	145
Total	845	696

c) Other operating revenues (expenses), net

		Three-month period ended March 31,
	Notes	2025	2024
Expenses related to Brumadinho event	23	(612)	(503)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	2	257
Provision for litigations	26(a)	(331)	(249)
Profit sharing program		(231)	(423)
Expenses related with socio-environmental commitments		(80)	(57)
Others		(261)	(264)
Total		(1,513)	(1,239)

6. Financial results

		Consolidated
		Three-month period ended March 31,
	Notes	2025	2024
Financial income
Short-term investments		574	401
Other		104	137
		678	538
Financial expenses
Loans and borrowings interest	9(c)	(1,294)	(824)
Bond premium repurchase	9(c)	(254)	–
Interest on supplier finance arrangements		(229)	(229)
Interest on REFIS		(107)	(137)
Interest on lease liabilities	22	(44)	(71)
Other		(302)	(420)
		(2,230)	(1,681)
Other financial items, net
Foreign exchange and indexation losses, net		(2,048)	(1,867)
Participative shareholders' debentures	20	225	817
Derivative financial instruments, net	18(c)	4,557	14
		2,734	(1,036)
Total		1,182	(2,179)

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, mainly due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Consolidated		Parent company
		Three-month period ended March 31,
		2025	2024	2025	2024
Income before income taxes	Notes	12,068	10,547	12,555	14,872
Income taxes at statutory rate (34%)		(4,103)	(3,586)	(4,269)	(5,056)
Adjustments that affect the taxes basis:
Tax incentives		2,397	2,325	1,896	2,263
Addition of tax loss carryforward		(415)	(855)	(1,771)	(3,531)
Divestment on Energy Assets	15(a)	(771)	—	(771)	—
Effects on tax computation of foreign operations		(642)	(52)	(20)	(9)
Reclassification of cumulative adjustments to the income statement		(19)	(89)	–	—
Other		(342)	42	544	(248)
Income taxes		(3,895)	(2,215)	(4,391)	(6,581)
Current tax		(1,098)	(3,629)	(809)	(3,273)
Deferred tax		(2,797)	1,414	(3,582)	(3,308)
Income taxes		(3,895)	(2,215)	(4,391)	(6,581)

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(2,578)	219	(2,797)
Other comprehensive income	10	16	(6)
Transfer between assets and liabilities	(215)	(215)	–
Translation adjustment	(496)	(75)	(421)
Transfer to held for sale (Energy Assets)	(56)	(1,694)	1,638
Balance as of March 31, 2025	47,715	1,008	46,707

Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	1,209	(258)	1,467
Other comprehensive income	677	87	590
Transfer between assets and liabilities	152	152	–
Translation adjustment	115	49	66
Balance as of March 31, 2024	48,460	2,757	44,220

c) Income taxes - Settlement program ("REFIS")

	Consolidated
	March 31, 2025	December 31, 2024
Current liabilities	2,216	2,184
Non-current liabilities	5,770	6,234
REFIS liabilities	7,986	8,418

SELIC rate	14.25%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions ("UTP")

The amount under discussion with the tax authorities is R$37,521 (US$6,534 million) as of March 31, 2025 (December 31, 2024: R$36,773 (US$5,939 million) which may reduce tax losses by R$3,693 (US$643 million) as of March 31, 2025 (December 31, 2024: R$3,693 (US$596 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	March 31, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	21,356	9,958	31,314	20,974	9,958	30,932
Expenses of interest on capital	8,023	–	8,023	7,814	–	7,814
Proceeding related to income tax paid abroad	2,687	–	2,687	2,642	–	2,642
Goodwill amortization	4,605	406	5,011	4,603	386	4,989
Payments to Renova Foundation	1,897	2,171	4,068	1,865	2,171	4,036
Other	2,646	–	2,646	2,568	–	2,568
	41,214	12,535	53,749	40,466	12,515	52,981

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	965	–	965	952	–	952
	965	–	965	952	–	952

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Recoverable and taxes payables

						Consolidated
	Current assets		Non-current assets		Current liabilities
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Value-added tax ("ICMS")	1,420	1,609	15	18	193	211
Brazilian federal contributions ("PIS" and "COFINS")	1,033	1,646	6,045	6,036	147	90
Income taxes	3,754	3,490	1,869	1,975	2,446	1,961
Financial compensation for the exploration of mineral resources ("CFEM")	—	—	—	—	317	387
Other	70	66	—	1	636	910
Total	6,277	6,811	7,929	8,030	3,739	3,559

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2025	2024
Net income attributable to Vale S.A.'s shareholders	8,164	8,291

Thousands of shares
Weighted average number of common shares outstanding	4,268,759	4,285,865
Weighted average number of common shares outstanding and potential ordinary shares	4,273,772	4,289,631

Basic and diluted earnings per share
Common share (US$)	1.91	1.93

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent company
		Three-month period ended March 31,
	Notes	2025	2024	2025	2024
Cash flow from operating activities:
Income before income taxes		12,068	10,547	12,555	14,872
Adjusted for:
Equity results from subsidiaries	14	—	—	(2,089)	1,274
Equity results and other results in associates and joint ventures	14	(342)	(620)	(342)	(620)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	1,456	28	1,289	(39)
Review of estimates related to the provision of Brumadinho	23	224	(30)	224	(30)
Review of estimates related to the provision of de-characterization of dams	25	(50)	(302)	(50)	(302)
Depreciation, depletion and amortization		4,105	3,540	2,548	2,301
Financial results, net	6	(1,182)	2,179	(1,309)	2,070
Changes in assets and liabilities:
Accounts receivable	10	1,914	9,526	5,866	5,069
Inventories	11	(1,421)	(3,093)	(321)	(73)
Suppliers and contractors	12	(228)	1,929	473	2,256
Other assets and liabilities, net		(1,769)	(1,405)	3,086	(561)
Cash flow from operations		14,775	22,299	21,930	26,217

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	52,879	2,088	36,631	91,598
Additions	4,324	–	5,025	9,349
Payments	(2,014)	(63)	(3,405)	(5,482)
Interest paid (i)	(684)	(24)	(705)	(1,413)
Cash flow from financing activities	1,626	(87)	915	2,454
Transfer to held for sale (Energy Assets)	(1,206)	(170)	–	(1,376)
Effect of exchange rate	(3,058)	(71)	(2,651)	(5,780)
Interest accretion	1,093	19	505	1,617
Non-cash changes	(3,171)	(222)	(2,146)	(5,539)
March 31, 2025	51,334	1,779	35,400	88,513

December 31, 2023	36,182	1,211	22,982	60,375
Additions	–	–	4,326	4,326
Payments	(192)	(60)	(51)	(303)
Interest paid (i)	(459)	(27)	(437)	(923)
Cash flow from financing activities	(651)	(87)	3,838	3,100
Effect of exchange rate	1,140		738	1,878
Interest accretion	391	30	415	836
Non-cash changes	1,531	30	1,153	2,714
March 31, 2024	37,062	1,154	27,973	66,189

(i) Classified as operating activities in the statement of cash flows.

Funding

•	In March 2025, the Company contracted a loan of R$287 (US$50 million) with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of R$1,552 (US$270 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In February 2025, the Company issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.
•	In February 2025, the Company contracted a loan of R$1,557 (US$270 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In January 2025, the Company contracted a loan of R$1,629 (US$271 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In March 2024, the Company contracted a loan of R$1,791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.
•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.
•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.
•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.
•	From January to February 2024, the Company contracted a loan of R$1,238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

Payments

•	In March 2025, Vale redeemed notes maturing in 2034, 2036 and 2039, in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results for the three-month period ended March 31, 2025.
•	In March 2025, the Company partially settled the loan contracted with The New Development Bank ("NDB"), in the amount of R$862 (US$150 million).
•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Non-cash transactions

	Consolidated		Parent company
	Three-month period ended March 31,
	2025	2024	2025	2024

Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	23	23	23	23

10. Accounts receivable

		Consolidated		Parent company
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		6,873	9,536	1,310	2,339
Energy Transition Metals		4,944	4,880	–	–
Other		54	121	39	75
Related parties	29(b)	755	385	16,298	26,329
Accounts receivable		12,626	14,922	17,647	28,743
Expected credit loss		(316)	(322)	(82)	(80)
Accounts receivable, net		12,310	14,600	17,565	28,663

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	March 31, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	14,300	102	+/- 10%	+/- 852
Copper	50	9,351	+/- 10%	+/- 299

11. Inventories

	Consolidated		Parent company
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Finished products
Iron Solutions	15,437	15,435	5,825	5,355
Energy Transition Metals	3,623	3,535	–	–
	19,060	18,970	5,825	5,355

Work in progress	3,889	4,282	–	3
Consumable inventory	6,109	6,119	2,719	2,733

Net realizable value provision (i)	(812)	(858)	(136)	(116)
Total of inventories	28,246	28,513	8,408	7,975

(i) In the three-month period ended March 31, 2025, the effect of provision for net realizable value was R$23 (US$4 million) (2024: R$245 (US$49 million)).

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12. Suppliers and contractors

		Consolidated		Parent company
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Third parties		24,417	24,797	15,436	14,398
Related parties	29(b)	865	1,420	403	888
Total		25,282	26,217	15,839	15,286

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	Consolidated		Parent company
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	8,204	8,313	6,801	6,816
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	36	–	–
Total carrying amount relating to Arrangements with suppliers and contractors	8,204	8,349	6,801	6,816

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the three-month period ended March 31, 2025 and 2024 due to the Arrangements totaled, respectively, R$229 (US$39 million) and R$229 (US$46 million).

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	44	78
Derivative financial instruments	18	1,575	331	294	91
Investments in equity securities		–	–	321	337
Loans - Related parties	29(b)	18	–	839	923
		1,593	331	1,498	1,429
Other financial liabilities
Derivative financial instruments	18	251	1,220	1,277	2,650
Other financial liabilities - Related parties	29(b)	1,626	1,803	–	–
Liabilities related to the concession grant	13(a)	2,971	2,895	11,509	11,684
Other		2,988	3,637	1	199
		7,836	9,555	12,787	14,533

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
		Current		Non-Current
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	24	24
Derivative financial instruments	18	1,488	194	262	35
Investments in equity securities		–	–	117	120
		1,488	194	403	179
Other financial liabilities
Derivative financial instruments	18	207	1,124	1,156	2,491
Pre-export payments - Related parties	29(b)	13,982	14,731	53,972	58,976
Other financial liabilities - Related parties	29(b)	3,230	3,380	–	–
Liabilities related to the concession grant	13(a)	2,971	2,895	11,509	11,684
Other		16	14	1	1
		20,406	22,144	66,638	73,152

a) Liabilities related to the concession grant

	Consolidated					Discount rate
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	March 31, 2025	March 31, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	6,924	(16)	146	(79)	6,975	7,41% - 11,04%	7,32% - 11,04%	33 years
Infrastructure investment	7,655	93	153	(396)	7,505	7,18% - 8,19%	7,43% - 8,12%	8 years
	14,579	77	299	(475)	14,480
Current liabilities	2,895				2,971
Non-current liabilities	11,684				11,509
Liabilities	14,579				14,480

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating.

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

	Business	% ownership	December 31, 2024	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Transfer to assets held for sale (note 15a)	Other	March 31, 2025
Direct subsidiaries
In Brazil
Aliança Geração de Energia S.A. (i)	Iron ore	100.00	5,995	–	28	–	–	(5,349)	(674)	–
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	557	–	14	–	–	–	–	571
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,401	–	30	(20)	–	–	–	1,411
Minerações Brasileiras Reunidas S.A. – Goodwill	–		4,060	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	133	–	(32)	–	–	–	–	101
Valepar – Goodwill	–		3,073	–	–	–	–	–	–	3,073
Other	–		865	183	21	–	–	–	131	1,200
Abroad										–
Vale Holdings B.V.	Holding	100.00	108,208	–	2,266	–	(6,230)	–	109	104,353
Other	–		290	185	(238)	–	(23)	–	–	214
			124,582	368	2,089	(20)	(6,253)	(5,349)	(434)	114,983
Associates and joint ventures
In Brazil
Aliança Norte Energia Participações S.A.	Energy	51.00	459	–	(44)	–	–	–	–	415
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	4,104	–	74	(26)	(270)	–	–	3,882
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	468	–	13	–	–	–	–	481
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	257	–	5	–	–	–	–	262
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	377	–	7	–	–	–	–	384
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	800	–	14	–	–	–	2	816
Samarco Mineração S.A. (note 24)	Pellets	50.00	–	–	–	–	–	–	–	–
MRS Logística S.A.	Logistics	49.01	3,659	–	139	–	–	–	–	3,798
VLI S.A.	Logistics	29.60	2,111	–	(73)	(92)	–	–	2	1,948
Other	–		435	–	(1)	(4)	–	–	(125)	305
Abroad
PT Vale indonesia Tbk	Energy transition metals	33.88	11,676	–	5	–	(851)	–	–	10,830
Vale Oman Distribution Center	Logistics	50.00	3,812	–	19	(114)	(278)	–	–	3,439
Consolidated total investment			28,158	–	158	(236)	(1,399)	–	(121)	26,560
Parent Company's total investment			152,740	368	2,247	(256)	(7,652)	(5,349)	(555)	141,543
Other results in investments					184
Equity results and other results					2,431

(i) The value presented in the column "Other" refers to the impairment loss in the amount of R$674 (US$117 million), allocated to goodwill on the investment in Aliança Geração de Energia S.A. (note 15a).

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

		Three-month period ended March 31
	Reference	2025	2024
Energy Assets	15(a) and 16	(674)	–
		(674)	–

a) Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança Geração de Energia S.A. ("Aliança Energia"), including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, which are assets of the Company and will be transferred to Aliança Energia upon closing of the transaction, for the amount of R$4.8 billion (US$837 million).

The transaction amount for Vale comprises an estimated cash inflow of R$5.6 billion (US$1 billion) , net of an estimated reduction of R$0.8 billion (US$0.2 billion) in the remaining investment in Aliança Energia due to a loan that will be assumed by the investee in the context of the transaction.

Aliança Energia operates power generation assets in Brazil, with a portfolio of six hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará that, together with Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, both located in Minas Gerais, will henceforth be referred to as the "Energy Assets".

Upon closing, Vale will have energy supply contracts for own use and will lose control over Aliança Energia, being the remaining interest treated as an associate and accounted at the equity method. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions.

As a result of the agreement with GIP, the assets and liabilities associated with the Energy Assets were classified as held for sale in these interim financial statements and the Company recognized an impairment loss in the amount of R$674 million (US$117 million) in the income statement as "Impairment and gains (losses) on disposal of non-current assets, net".

Energy Assets classified as held for sale

	Notes	March 31, 2025
Assets
Cash and equivalents		658
Deferred income taxes	7(b)	56
Intangibles	16	5,192
Property, plant, and equipment	17 and 22	4,769
Other		205
Total assets		10,880

Liabilities
Loans and borrowings	9(b)	1,376
Deferred income taxes	7(b)	1,694
Other		941
Total liabilities		4,011

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		18,811	42,991	519	2,784	65,105
Additions		–	430	48	–	478
Disposals		–	(8)	–	–	(8)
Amortization		–	(433)	(65)	–	(498)
Impairment	15(a)	(674)	–	–	–	(674)
Transfer to held for sale (Energy Assets)	15(a)	(752)	(4,419)		(21)	(5,192)
Translation adjustment		(739)	–	(6)	–	(745)
Balance as of March 31, 2025		16,646	38,561	496	2,763	58,466
Cost		16,646	48,436	3,519	2,763	71,364
Accumulated amortization		–	(9,875)	(3,023)	–	(12,898)
Balance as of March 31, 2025		16,646	38,561	496	2,763	58,466

Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Additions		–	179	70	–	249
Disposals		–	(3)	–	(23)	(26)
Amortization		–	(306)	(87)	–	(393)
Translation adjustment		107	–	2	–	109
Balance as of March 31, 2024		15,906	37,096	487	2,759	56,248
Cost		15,906	45,714	3,158	2,759	67,537
Accumulated amortization		–	(8,618)	(2,671)	–	(11,289)
Balance as of March 31, 2024		15,906	37,096	487	2,759	56,248

	Parent company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024	38,509	430	2,754	41,693
Additions	418	38	–	456
Disposals	(9)	–	–	(9)
Amortization	(357)	(45)	–	(402)
Balance as of March 31, 2025	38,561	423	2,754	41,738
Cost	48,436	2,030	2,754	53,220
Accumulated amortization	(9,875)	(1,607)	–	(11,482)
Balance as of March 31, 2025	38,561	423	2,754	41,738

Balance at December 31, 2023	37,226	386	2,754	40,366
Additions	179	55	–	234
Disposals	(3)	–	–	(3)
Amortization	(306)	(42)	–	(348)
Balance as of March 31, 2024	37,096	399	2,754	40,249
Cost	45,714	1,833	2,754	50,301
Accumulated amortization	(8,618)	(1,434)	–	(10,052)
Balance as of March 31, 2024	37,096	399	2,754	40,249

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions (i)		–	–	–	–	–	620	–	6,233	6,853
Disposals and impairments		(32)	(14)	(13)	(38)	(2)	–	(68)	(695)	(862)
Assets retirement obligation	25(b)	–	–	–	495	–	–	–	–	495
Depreciation, depletion and amortization		(616)	(804)	(904)	(548)	(217)	(198)	(446)	–	(3,733)
Transfer to held for sale (Energy Assets)	15(a)	(135)	(1,753)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(702)	(462)	(556)	(591)	(6)	(192)	(375)	(1,904)	(4,788)
Transfers		1,597	2,154	1,234	(6,540)	532	–	627	396	–
Balance as of March 31, 2025		53,709	49,182	22,705	20,925	13,239	4,107	13,034	63,889	240,790
Cost		93,429	80,848	56,398	65,702	23,070	8,792	29,277	63,889	421,405
Accumulated depreciation		(39,720)	(31,666)	(33,693)	(44,777)	(9,831)	(4,685)	(16,243)	–	(180,615)
Balance as of March 31, 2025		53,709	49,182	22,705	20,925	13,239	4,107	13,034	63,889	240,790

Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		-	–	–	–	–	66	–	6,482	6,548
Disposals		(17)	(76)	(2)	(2)	(12)	–	(2)	(177)	(288)
Assets retirement obligation	25(b)	-	–	–	(266)	–	–	–	–	(266)
Depreciation, depletion and amortization		(563)	(709)	(923)	(626)	(203)	(226)	(408)	–	(3,658)
Translation adjustment		124	68	165	151	2	158	69	209	946
Transfers		819	1,215	719	680	162	–	304	(3,899)	–
Balance as of March 31, 2024		49,352	45,228	21,502	33,461	12,594	6,577	11,991	56,879	237,584
Cost		85,281	73,470	51,320	76,796	21,695	10,895	26,463	56,879	402,799
Accumulated depreciation		(35,929)	(28,242)	(29,818)	(43,335)	(9,101)	(4,318)	(14,472)	–	(165,215)
Balance as of March 31, 2024		49,352	45,228	21,502	33,461	12,594	6,577	11,991	56,879	237,584

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions (i)		–	–	–	–	–	620	–	4,523	5,143
Disposals		(32)	(6)	(10)	(37)	(2)	–	(63)	(487)	(637)
Assets retirement obligation	25(b)	–	–	–	5	–	–	–	–	5
Depreciation, depletion and amortization		(392)	(535)	(511)	(195)	(215)	(89)	(368)	–	(2,305)
Transfer to held for sale (Energy Assets)	15(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		708	1,120	687	(95)	546	–	575	(3,541)	–
Balance as of March 31, 2025		35,103	38,051	13,284	8,330	13,158	1,495	7,492	34,470	151,383
Cost		50,939	56,116	28,889	13,858	22,891	3,358	18,267	34,470	228,788
Accumulated depreciation		(15,836)	(18,065)	(15,605)	(5,528)	(9,733)	(1,863)	(10,775)	–	(77,405)
Balance as of March 31, 2025		35,103	38,051	13,284	8,330	13,158	1,495	7,492	34,470	151,383

Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		-	–	–	–	–	4	–	4,493	4,497
Disposals		(16)	(76)	(2)	–	(12)	–	(2)	(124)	(232)
Assets retirement obligation	25(b)	–	–	–	(237)	–	–	–	-	(237)
Depreciation, depletion and amortization		(345)	(450)	(460)	(253)	(200)	(93)	(323)	-	(2,124)
Transfers		783	1,148	574	(4)	160	–	375	(3,036)	–
Balance as of March 31, 2024		32,097	35,540	12,205	8,958	12,486	1,195	6,685	34,147	143,313
Cost		46,602	51,703	26,143	13,818	21,459	2,700	16,190	34,147	212,762
Accumulated depreciation		(14,505)	(16,163)	(13,938)	(4,860)	(8,973)	(1,505)	(9,505)	–	(69,449)
Balance as of March 31, 2024		32,097	35,540	12,205	8,958	12,486	1,195	6,685	34,147	143,313

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	March 31, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	1830	1502	321	3723
Commodities price risk	39	25	101	145
Embedded derivatives	–	1	–	2
Total	1,869	1,528	422	3,870

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Net exposure

		Consolidated
	March 31, 2025	December 31, 2024
Foreign exchange and interest rate risk	328	(3,402)
Commodities price risk	14	(44)
Embedded derivatives	(1)	(2)
Total	341	(3,448)

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2025	2024
Foreign exchange and interest rate risk	4,556	(64)
Commodities price risk	–	82
Embedded derivatives	1	(4)
Total	4,557	14

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2025	2024
Foreign exchange and interest rate risk	827	204
Commodities price risk	(56)	7
Total	771	211

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Foreign exchange and interest rate derivatives	US$10.267	US$11.490	328	(3,402)	1,201	29	(902)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	328	(11,054)	(22,437)
US$ interest rate inside Brazil decrease	328	(702)	(1,886)
Brazilian interest rate increase	328	(1,919)	(3,765)
TJLP interest rate decrease	328	314	299
IPCA index decrease	328	(320)	(885)
SOFR interest rate decrease	328	97	(140)
US Treasury rate increase	328	328	328

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	19,288,125	24,050,625	19	67	19	–	–

Forward Freight Agreement (days)
Freight forwards	2,430	3,240	8	(65)	8	–	–

Fixed price nickel sales protection (ton)
Nickel Forwards	3,870	4,978	(13)	(46)	(13)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	19	(281)	(1,978)
Forward Freight Agreement (days)	Decrease in freight price	8	(68)	(144)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(13)	(101)	(188)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	(1)	(2)	(1)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(6)	(19)

a.iv) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2025	2024
Net investments hedge	1,020	(277)

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Credit risk management

b.i) Financial's Counterpartie's ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	March 31, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	2,963	1	2,421	3
A1	11,014	498	11,605	172
A2	1,365	284	3,220	83
A3	3,009	76	4,391	12
Baa1	5	–	6	–
Baa2	22	–	25	–
Ba1 (i)	2,398	696	4,453	111
Ba2 (i)	2,183	314	4,881	41
	22,959	1,869	31,002	422

.

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		March 31, 2025					December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	22,710	–	–	22,710	30,671	–	–	30,671
Short-term investments	21	–	–	249	249	–	–	331	331
Derivative financial instruments	18	–	–	1,575	1,575	–	–	331	331
Accounts receivable	10	1,403	–	10,907	12,310	2,313	–	12,287	14,600
		24,113	–	12,731	36,844	32,984	–	12,949	45,933
Non-current
Judicial deposits	26(c)	3,330	–	–	3,330	3,326	–	–	3,326
Restricted cash	13	44	–	–	44	78	–	–	78
Derivative financial instruments	18	–	–	294	294	–	–	91	91
Investments in equity securities	13	–	321	–	321	–	337	–	337
		3,374	321	294	3,989	3,404	337	91	3,832
Total of financial assets		27,487	321	13,025	40,833	36,388	337	13,040	49,765

Financial liabilities
Current
Suppliers and contractors	12	25,282	–	–	25,282	26,217	–	–	26,217
Derivative financial instruments	18	–	–	251	251	–	–	1,220	1,220
Loans and borrowings	21	3,487	–	–	3,487	6,316	–	–	6,316
Leases	22	1,009	–	–	1,009	907			907
Liabilities related to the concession grant	13(a)	2,971	–	–	2,971	2,895	–	–	2,895
Other financial liabilities - Related parties	29	1,626	–	–	1,626	1,803	–	–	1,803
Advances and other financial obligations	13	2,988	–	–	2,988	3,637	–	–	3,637
		37,363	–	251	37,614	41,775	–	1,220	42,995
Non-current
Derivative financial instruments	18	–	–	1,277	1,277	–	–	2,650	2,650
Loans and borrowings	21	85,026	–	–	85,026	85,282	–	–	85,282
Leases	22	3,472	–	–	3,472	3,507	–	–	3,507
Participative shareholders' debentures	20	–	–	13,493	13,493	–	–	13,727	13,727
Liabilities related to the concession grant	13(a)	11,509	–	–	11,509	11,684	–	–	11,684
Other financial obligations	13	1	–	–	1	198	–	1	199
		100,008	–	14,770	114,778	100,671	–	16,378	117,049
Total of financial liabilities		137,371	–	15,021	152,392	142,446	–	17,598	160,044

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

			Consolidated
		March 31, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	249	–	–	249	331	–	–	331
Derivative financial instruments	18	–	1,869	–	1,869	–	422	–	422
Accounts receivable	10	–	10,907	–	10,907	–	12,287	–	12,287
Investments in equity securities	13	–	321	–	321	–	337	–	337
		249	13,097	–	13,346	331	13,046	–	13,377

Financial liabilities
Derivative financial instruments	18	–	1,528	–	1,528	–	3,870	–	3,870
Participative shareholders' debentures	20	–	13,493	–	13,493	–	13,727	–	13,727
Other financial obligations	13	–	1	–	1	–	1	–	1
		–	15,022	–	15,022	–	17,598	–	17,598

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	Consolidated
	March 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	44,383	44,489	45,003	44,866
Debentures	6,953	6,852	7,876	7,897
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	913	913	1,144	1,144
Basket of currencies and bonds in US$ indexed to SOFR	861	895	944	960
Debt contracts in the international market in:
US$, with variable and fixed interest	35,034	36,141	36,186	36,673
Other currencies, with fixed interest	318	325	55	47
Other currencies, with variable interest	51	46	390	396
Total	88,513	89,661	91,598	91,983

20. Participative shareholders’ debentures

	Three-month period ended March 31,
		2025		2024		Liabilities
	Average price (R$)	Financial result	Average price (R$)	Financial result	March 31, 2025	December 31, 2024
Participative shareholders’ debentures	34.73	225	33.70	817	13,493	13,727

On April 1st, 2025 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$760 (US$132 million) for the second semester of 2024 (2024: R$766 (US$153 million) for the second semester of 2023).

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

		Consolidated
	Note	March 31, 2025	December 31, 2024
Loans and borrowings		88,513	91,598
Leases	22(b)	4,481	4,414
Gross debt		92,994	96,012

(-) Cash and cash equivalents		22,710	30,671
(-) Short-term investments (i)		249	331
Net debt		70,035	65,010

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”).

b) Cash and cash equivalents

	Consolidated
	March 31, 2025	December 31, 2024
R$	7,532	10,580
US$	14,033	18,877
Other currencies	1,145	1,214
Total	22,710	30,671

c) Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency
		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.04%	–	–	43,681	44,502
R$ Debentures	7.02%	302	419	6,490	7,375
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	11.03%	241	253	672	887
Basket of currencies and bonds in US$ indexed to SOFR	6.06%	–	–	861	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.49%	1,722	4,433	33,030	31,222
Other currencies, with fixed interest	5.08%	64	71	241	312
Other currencies, with variable interest	3.98%	–	–	51	55
Accrued charges		1,158	1,140		–
Total		3,487	6,316	85,026	85,282

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,821	3,042
R$, Debentures	7.02%	304	195	6,487	6,417
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	239	239	669	729
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	–	–	861	929
Debt contracts in the international market in:		–		–
US$, with variable interest	5.57%	–	–	16,750	18,992
Other currencies, with variable interest	3.94%	–	–	51	55
Accrued charges		277	385	–	–
Total		820	819	27,639	30,164

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.22% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2025	2,333	4,074	484	1,237
2026	895	5,056	368	1,693
2027	9,678	4,686	4,297	1,527
2028	4,814	4,366	4,743	1,302
Between 2029 and 2031	25,711	10,223	6,622	2,591
2032 onwards	43,924	24,463	11,668	4,039
Total	87,355	52,868	28,182	12,389

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

22. Leases

a) Right of use

						Consolidated
	December 31, 2024	Additions and contract modifications	Depreciation	Transfer to held for sale (note 15a)	Translation adjustment	March 31, 2025
Ports	316	–	(37)	–	(8)	271
Vessels	2,188	(2)	(63)	–	(159)	1,964
Pelletizing plants	677	528	(66)	–	–	1,139
Properties	584	92	(23)	(212)	(4)	437
Energy plants	172	–	(7)	–	(13)	152
Others	152	2	(2)	–	(8)	144
Total	4,089	620	(198)	(212)	(192)	4,107

b) Leases liabilities

							Consolidated
	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	March 31, 2025
Ports	333	–	(32)	4	–	(8)	297
Vessels	2,202	(2)	(85)	19	–	(152)	1,982
Pelletizing plants	778	528	(6)	5	–	–	1,305
Properties	664	92	(25)	6	(217)	–	520
Energy plants	268	–	(6)	4	–	(17)	249
Others	169	2	(20)	6	–	(29)	128
Total	4,414	620	(174)	44	(217)	(206)	4,481
Current liabilities	907						1,009
Non-current liabilities	3,507						3,472
Total	4,414						4,481

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$47 (US$8 million) recorded in the income statement in the three-month period ended March 31, 2025 (2024: R$275 (US$56 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	115	75	6	6	103	305	2 to 19	4% to 5%
Vessels	253	310	302	293	1,080	2,238	1 to 7	3% to 4%
Pelletizing plants	299	253	235	235	402	1,424	1 to 8	2% to 6%
Properties	86	109	103	98	609	1,005	1 to 14	2% to 6%
Energy plants	34	34	29	29	189	315	2 to 6	5%
Others	40	40	23	17	6	126	1 to 4	3% to 6%
Total	827	821	698	678	2,389	5,413

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in the income statements

	Consolidated
	Three-month period ended in March 31,
	2025	2024
Integral Reparation Agreement	145	162
Other obligations	(369)	(132)
Incurred expenses	(419)	(543)
Insurance	31	10
Expenses related to Brumadinho event	(612)	(503)

Changes in the provision in the period

	Consolidated
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	March 31, 2025
Integral Reparation Agreement
Payment obligations	1,885	(24)	52	–	1,913
Provision for socio-economic reparation and others	2,025	(61)	61	(61)	1,964
Provision for social and environmental reparation	3,300	(60)	103	(145)	3,198
	7,210	(145)	216	(206)	7,075
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,121	37	93	(173)	3,078
Individual indemnification	301	(5)	13	(57)	252
Other	1,566	337	(10)	(54)	1,839
	4,988	369	96	(284)	5,169

Liability	12,198	224	312	(490)	12,244

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.47% on March 31, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

The Settlement for Integral Reparation addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

For the measures described in items (i) and (ii), the amounts are specified in the agreement. For the execution of the environmental recovery, actions has no cap limit, despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure.. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

The Court will review the admissibility of Vale's Motion for Summary Judgment through the consideration of a pre-motion letter submitted by Vale. Additionally, in 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is currently pending.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$313 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$679 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$522 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Settlement is R$170 billion (US$31.7 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	R$38 billion (US$7.9 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	R$100 billion (US$18 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	R$32 billion (US$5.8 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2024	22,682
Revision to estimates	(11)
Monetary and present value adjustments	309
Disbursements	(950)
Balance as of March 31, 2025	22,030

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 7.30% on December 31, 2024, to 7.35% on March 31, 2025.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks. The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$5,921 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

In the months that followed, Vale was served with notices of these asset freezes in Brazil, some of which have already been lifted due to the adherence of certain municipalities that were claimants in this case to the Definitive Settlement.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) of financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030, of which R$1,128 (US$213 million) has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and also throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Consolidated		Parent Company
		Three-month period ended in March 31,
	Notes	2025	2024	2025	2024
De-characterization of upstream geotechnical structures	25(a)	50	302	50	302
Obligation for asset decommissioning	25(b)	(48)	66	(15)	104
Environmental obligations	25(b)	–	(111)	–	(121)
Total		2	257	35	285

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		13,706	19,234	2,749	35,689
Revision to estimates - amounts for closed plants charged to the income statement		(50)	48	–	(2)
Revision to estimates – capitalized value for operational plants			495	12	507
Disbursements		(461)	(204)	(115)	(780)
Monetary and present value adjustments		254	231	42	527
Transfer to held for sale	15(a)		(13)	(128)	(141)
Translation adjustments		–	(732)	(40)	(772)
Balance as of March 31, 2025		13,449	19,059	2,520	35,028

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024	13,706	7,810	1,805	23,321
Revision to estimates - amounts for closed plants charged to the income statement	(50)	15	–	(35)
Revision to estimates – capitalized value for operational plants	–	5	1	6
Disbursements	(461)	(167)	(79)	(707)
Monetary and present value adjustments	254	146	35	435
Balance as of March 31, 2025	13,449	7,809	1,762	23,020

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.36% to 7.46%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of R$59 (US$10 million) for the three-month period ended March 31, 2025, respectively (2024: R$215 (US$43 million).

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Liability by geographical area
Brazil	10,854	11,052	9,571	9,616	7.37%	7.38%	2132	2132
Canada	9,279	9,412	–	–	1.31%	1.44%	2152	2152
Oman	816	879	–	–	3.57%	3.66%	2035	2035
Other regions	630	640	–	–	2.76%	2.77%	–	–
	21,579	21,983	9,571	9,616
Operating plants	15,857	15,526	6,075	5,516
Closed plants	5,722	6,457	3,496	4,100
	21,579	21,983	9,571	9,616

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$6,199 (US$1,080 million) as of March 31, 2025 (December 31, 2024: R$6,756 (US$1,091 million), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Three-month period ended in March 31,
	2025	2024
Tax litigations	(14)	(19)
Civil litigations	(95)	(62)
Labor litigations	(221)	(161)
Environmental litigations	(1)	(7)
Total	(331)	(249)

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272
Additions and reversals, net	14	95	221	1	331
Payments	(19)	(62)	(87)	–	(168)
Indexation and interest	21	22	40	3	86
Transfer to held for sale	–	(28)	(1)	(154)	(183)
Balance as of March 31, 2025	1,261	1,817	3,162	98	6,338

Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	19	62	161	7	249
Payments	(2)	(124)	(107)	–	(233)
Indexation and interest	30	128	(6)	3	155
Balance as of March 31, 2024	488	1,900	2,538	82	5,008

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Contingent liabilities

	Consolidated
	March 31, 2025	December 31, 2024
Tax litigations	37,074	37,122
Civil litigations	8,055	7,891
Labor litigations	1,945	1,809
Environmental litigations	6,584	6,499
Total	53,658	53,321

c) Judicial deposits

	Consolidated
	March 31, 2025	December 31, 2024
Tax litigations	2,122	2,096
Civil litigations	494	481
Labor litigations	652	681
Environmental litigations	62	68
Total	3,330	3,326

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$17.7 billion (US$3.1 billion) (December 31, 2024: R$17.8 billion (US$2.9 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Payroll, related charges and other remunerations		3,355	5,783	–	–
Charges related to share-based payments	27(a)	92	98	–	–
Employee post-retirement obligation	27(b)	363	385	6,634	6,925
		3,810	6,266	6,634	6,925

a) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.

Matching program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the three-month period ended March 31, 2025 is shown below:

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	60.05	81.82	95.87

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Performance Shares Units ("PSU")

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the three-month period ended March 31, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	63.90	88.88	78.00
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72.42%	51.20%
Expected performance factor	81.56%	69.17%	44.12%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	March 31, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	5,329	–	5,194	–
Interest income	168	–	403	–
Changes on asset ceiling	41	–	(442)	–
Translation adjustment	(95)	–	174	–
Balance at end of the period	5,443	–	5,329	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(19,809)	(11,266)	(20,718)	(11,911)
Fair value of assets	25,864	4,269	26,727	4,601
Effect of the asset ceiling	(5,443)	–	(5,329)	–
Assets (liabilities)	612	(6,997)	680	(7,310)

Current liabilities	–	(363)	–	(385)
Non-current assets (liabilities) (i)	612	(6,634)	680	(6,925)
Assets (liabilities)	612	(6,997)	680	(7,310)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

28. Equity

a) Share capital

As of March 31, 2025, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	March 31, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	395,783,782	–	395,783,782
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	289,063,618	–	289,063,618
Total shareholders with more than 5% of capital	971,194,455	–	971,194,455
Free floating	3,297,584,320	–	3,297,584,320
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,778,775	12	4,268,778,787
Shares in treasury	270,228,793	–	270,228,793
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Three-month period ended March 31,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	10,493,300	–	727
Acquired by wholly owned subsidiaries	–	9,137,714	–	630
Total	–	19,631,014	–	1,357

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of US$1,596 (R$9,143 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of US$2,364 (R$11,722 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Consolidated
	Three-month period ended March 31,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(134)	–
Pelletizing companies (i)	–	(152)	(57)	–	(380)	(44)
MRS Logística S.A.	–	(595)	–	–	(446)	–
Norte Energia S.A.	–	(77)	–	–	(76)	–
Other	40	(376)	–	45	(105)	(15)
	40	(1,200)	(57)	45	(1,141)	(59)

Associates
VLI	395	(69)	(7)	409	(28)	(3)
PTVI	–	(928)	–	-	–	-
Other	–	–	17	–	(3)	15
	395	(997)	10	409	(31)	12

Shareholders
Bradesco	–	–	754	–	–	(195)
Mitsui	196	–	–	304	–	–
Cosan	38	(46)	–	1	(6)	–
	234	(46)	754	305	(6)	(195)
Total	669	(2,243)	707	759	(1,178)	(242)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Three-month period ended March 31,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	23,639	–	(1,120)	30,042	–	(745)
Other	61	(330)	(88)	52	(143)	(94)
	23,700	(330)	(1,208)	30,094	(143)	(839)
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(134)	–
Pelletizing companies (i)	–	(152)	(8)	–	(380)	(10)
MRS Logística S.A.	–	(595)	–	–	(446)	–
Norte Energia S.A.	–	(77)	–	–	(76)	–
Other	40	–	–	45	(105)	(15)
	40	(824)	(8)	45	(1,141)	(25)
Associates
VLI	395	(54)	(7)	409	(24)	(3)
Other	–	–	–	–	(1)	15
	395	(54)	(7)	409	(25)	12
Shareholders
Bradesco	–	–	754	–	–	(196)
Cosan	15	(28)	–	1	(6)	–
	15	(28)	754	1	(6)	(196)
Total	24,150	(1,236)	(469)	30,549	(1,315)	(1,048)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	Consolidated
	Assets
	March 31, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	208	–	–	210
MRS Logística S.A.	–	–	197	–	79	201
Other	–	23	–	–	28	2
	–	23	405	–	107	413

Associates
VLI	–	647	92	–	119	–
PTVI	–	1	–	–	3	–
Anglo American	–	–	861	–	–	923
Other	–	4	16	–	2	8
	–	652	969	–	124	931
Shareholders
Bradesco	898	–	292	1,616	–	100
Banco do Brasil	117	–	–	134	–	–
Mitsui	–	5	–	–	41	–
Cosan	–	14	–	–	16	–
	1,015	19	292	1,750	57	100
Pension plan	–	61	–	–	97	–
Total	1,015	755	1,666	1,750	385	1,444

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Liabilities
	March 31, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	54	1,626	304	1,803
MRS Logística S.A.	66	–	198	–
Other	435	–	412	–
	555	1,626	914	1,803
Associates
VLI	16	824	11	292
PTVI	287	–	414	–
Other	–	–	10	1
	303	824	435	293
Shareholders
Bradesco	–	458	–	1,008
Cosan	7	–	5	–
	7	458	5	1,008
Pension plan	–	–	66	–
Total	865	2,908	1,420	3,104

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent company
	Assets
	March 31, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	14,307	–	–	24,768	–
Minerações Brasileiras Reunidas S.A.	–	–	305	–	–	285
Salobo Metais	–	1,211	–	–	1,165	–
Other	–	40	195	–	58	185
	–	15,558	500	–	25,991	470
Joint Ventures
Pelletizing companies (i)	–	–	208	–	–	210
MRS Logistica S.A.	–	–	38	–	79	38
Other	–	23	–	–	28	2
	–	23	246	–	107	250
Associates
VLI	–	647	92	–	119	–
Other	–	4	20	–	2	8
	–	651	112	–	121	8
Shareholders
Cosan	–	5	–	–	13	–
Bradesco	356	–	292	945	–	100
Banco do Brasil	28	–	–	38	–	–
	384	5	292	983	13	100
Pension Plan	—	61	—	–	97	–
Total	384	16,298	1,150	983	26,329	828

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Liabilities
	March 31, 2025			December 31, 2024
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	–	67,954	5,514	–	73,707	5,923
Salobo	9	–	135	9	–	135
Other	220	–	3,368	205	–	3,518
	229	67,954	9,017	214	73,707	9,576
Joint Ventures
Pelletizing companies (i)	54	–	–	304	–	–
MRS Logística S.A.	66	–	–	198	–	–
Other	33	–	–	90	–	–
	153	–	–	592	–	–
Associates
VLI	15	–	824	10	–	292
Other	–	–	–	9	–	1
	15	–	824	19	–	293
Shareholders
Cosan	6	–	–	2	–	–
Bradesco	–		458	–	–	1,008
	6	–	458	2	–	1,008
Pension plan	—	—	—	61	–	–
Total	403	67,954	10,299	888	73,707	10,877

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the three-month period ended March 31, 2025, the compensation of the Company’s key management personnel was R$55 (US$10 million) (2024: R$55 (US$11 million)).

50

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 24, 2025		Director of Investor Relations